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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Falcon Financial Investment Trust
(Name of Subject Company (Issuer))

FLASH ACQUISTION COMPANY LLC
a wholly-owned subsidiary of

iSTAR FINANCIAL INC.
(Names of Filing Persons—Offerors)

COMMON SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

306032 10 3
(CUSIP Number of Class of Securities)

Catherine D. Rice Chief Financial Officer iStar Financial Inc. 1114 Avenue of the Americas New York, New York 10036 (212) 930-9400	With a copy to: Kathleen Werner, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$119,739,240(1)	$14,093.31(2)
(1)
Estimated for the purposes of calculating the amount of the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $7.50 (i.e., the tender offer price) and (ii) 15,965,232, the estimated number of common shares of beneficial interest to be acquired in this tender offer and the merger.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by .01177%.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Flash Acquisition Company LLC ("Flash"), a Maryland limited liability company and a wholly owned subsidiary of iStar Financial Inc. ("iStar"), a Maryland corporation, to purchase all of the issued and outstanding common shares of beneficial interest, par value $.01 per share (the "Shares"), of Falcon Financial Investment Trust ("Falcon"), a Maryland real estate investment trust, at a purchase price of $7.50 per Share, net to the seller in cash, without interest (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively.

Item 1 through Item 13.

Item 1.    Summary Term Sheet

        The information set forth in the "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company is Falcon Financial Investment Trust, a Maryland real estate investment trust. Falcon's principal executive offices are located at 15 Commerce Road, Stamford, CT 06902, telephone: (203) 967-0000.

        (b)   The class of securities to which this statement relates is the Shares (as defined above). Falcon has informed Flash that 15,965,232 Shares were issued and outstanding as of close of business on January 19, 2005. The information set forth on the cover page and in the "Introduction" to the Offer to Purchase is incorporated herein by reference.

        (c)   The information set forth in "Section 6—Price Range of the Shares; Dividends on the Shares" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a), (b) and (c)    This tender offer statement is filed by Flash and iStar. The information set forth in "Section 9—Certain Information Concerning iStar and the Purchaser" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

Item 4.    Terms of the Transaction

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements

        The information set forth in the "Introduction," "Section 9—Certain Information Concerning iStar and the Purchaser," "Section 11—Background of the Offer; Past Contacts, Negotiations and Transactions" and "Section 12—"Purpose of the Offer; Plans for Falcon; Other Matters" of the Offer to Purchase is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5 between Flash or iStar or any of there respective subsidiaries or, to the best knowledge of Flash or iStar, any of those persons listed on Schedule I to the Offer to Purchase, on the one hand, and Falcon or its affiliates, on the other, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or sale or transfer of a material amount of assets.

Item 6.    Purpose of This Transaction and Plans or Proposals

        The information set forth in the "Introduction," "Section 7—Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" and "Section 12—Purpose of the Offer; Plans for Falcon; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        The information set forth in "Section 10—Source and Amount of Funds" of the Offer to Purchase is incorporated by reference.

Item 8.    Interest in Securities of the Company

        The information set forth in the "Introduction," "Section 8—Certain Information Concerning Falcon," "Section 9—Certain Information Concerning iStar and the Purchaser," "Section 11—Background of the Offer; Past Contacts, Negotiations and Transactions" and "Section 12—Purpose of the Offer; Plans for Falcon; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons / Assets Retained, Employed, Compensated or Used

        The information set forth in the "Introduction," "Section 11—Background of the Offer; Past Contacts, Negotiations and Transactions," "Section 12—Purpose of the Offer; Plans for Falcon; Other Matters" and "Section 16—Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements

        The consideration in the Offer consists solely of cash. The Offer is not subject to any financing condition and the Offer is for all outstanding securities of the subject class. Therefore, pursuant to instruction 2 of Item 10 of Schedule TO, the financial statements of Flash and iStar are not required.

Item 11.    Additional Information

        (a)(1)    The information set forth in "Section 9—Certain Information Concerning iStar and the Purchaser," "Section 11—Background of the Offer; Past Contacts, Negotiations and Transactions" and "Section 12—Purpose of the Offer; Plans for Falcon; Other Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(2) and (3)    Flash and iStar are not aware of the applicability of any anti-trust laws. The information set forth in "Section 12—Purpose of the Offer; Plans for Falcon; Other Matters," "Section 13—The Merger Agreement, Shareholder Agreements, Share Option Agreement and Other Agreements," "Section 14—Certain Conditions of the Offer" and "Section 15—Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

        (a)(4)    The information set forth in "Section 7—Effect of the Offer on the Market for the Shares; Stock Listing; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

        (a)(5)    Not applicable.

        (b)   The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits

(a)(1)	Offer to Purchase, dated January 31, 2005.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Broker Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Press Release issued by iStar Financial Inc. on January 31, 2005.
(a)(8)	Summary Newspaper Advertisement published in the New York Times on January 31, 2005.
(b)	Revolving Credit Agreement, dated April 19, 2005, by and among iStar Financial Inc. and syndicate, with JPMorgan Chase Bank as administrative agent. (Incorporated by reference to the Form 10Q filed by iStar Financial Inc. on May 10, 2004.)
(d)(1)	Agreement and Plan of Merger, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.
(d)(2)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Vernon. B. Schwartz.
(d)(3)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and David A. Karp.
(d)(4)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and James K. Hunt.
(d)(5)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Maryann N. Keller.
(d)(6)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and George G. Lowrance.
(d)(7)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Thomas F. Gilman.
(d)(8)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Thomas R. Gibson.
(d)(9)	Share Option Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.
(d)(10)	Confidentiality Agreement, dated December 9, 2004, by and between iStar Financial, Inc. and Falcon Financial Investment Trust.
(d)(11)	Exclusivity Agreement, dated December 23, 2004, by and between iStar Financial Inc. and Falcon Financial Investment Trust.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13e-3

        Not applicable

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2005	FLASH ACQUISITION COMPANY LLC
	By:	/s/ JAY SUGARMAN Name: Jay Sugarman Title: President
	By:	/s/ CATHERINE D. RICE Name: Catherine D. Rice Title: Vice President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2005	ISTAR FINANCIAL INC.
	By:	/s/ JAY SUGARMAN Name: Jay Sugarman Title: Chairman and Chief Executive Officer
	By:	/s/ CATHERINE D. RICE Name: Catherine D. Rice Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Offer to Purchase, dated January 31, 2005.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for use by Broker Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)	Press Release issued by iStar Financial Inc. on January 31, 2005.
(a)(8)	Summary Newspaper Advertisement published in the New York Times on January 31, 2005.
(b)	Revolving Credit Agreement, dated April 19, 2005, by and among iStar Financial Inc. and syndicate, with JPMorgan Chase Bank as administrative agent. (Incorporated by reference to the Form 10Q filed by iStar Financial Inc. on May 10, 2004.)
(d)(1)	Agreement and Plan of Merger, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.
(d)(2)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Vernon. B. Schwartz.
(d)(3)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and David A. Karp.
(d)(4)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and James K. Hunt.
(d)(5)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Maryann N. Keller.
(d)(6)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and George G. Lowrance.
(d)(7)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Thomas F. Gilman.
(d)(8)	Shareholder Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Thomas R. Gibson.
(d)(9)	Share Option Agreement, dated January 19, 2005, by and between iStar Financial Inc., Flash Acquisition Company LLC and Falcon Financial Investment Trust.
(d)(10)	Confidentiality Agreement, dated December 9, 2004, by and between iStar Financial, Inc. and Falcon Financial Investment Trust.
(d)(11)	Exclusivity Agreement, dated December 23, 2004, by and between iStar Financial Inc. and Falcon Financial Investment Trust.
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
  Item 1 through Item 13.
  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contracts, Transactions, Negotiations and Agreements
  Item 6. Purpose of This Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Company
  Item 9. Persons / Assets Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13e-3
SIGNATURES
INDEX TO EXHIBITS